UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6089
H&R Block Retirement Savings Plan
(Full title of the Plan)
H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

H&R BLOCK RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008	4 - 10

SUPPLEMENTAL SCHEDULE — *

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	11 - 12

SIGNATURE	13

EXHIBIT

Consent of Independent Registered Public Accounting Firm	14

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrative Committee of
the H&R Block Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. Such supplementary schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Kansas City, Missouri
June 29, 2009

H&R BLOCK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 and 2007

	2008	2007
ASSETS:
Cash and cash equivalents	$58,361	$735,812

Investments, at fair value:
Mutual funds	336,467,006	570,351,419
Self-directed brokerage accounts	10,616,867	20,848,648
Participant loans	6,558,928	10,596,187

Total investments, at fair value	353,642,801	601,796,254

Investments, at estimated fair value:
H&R Block, Inc. common stock fund	16,810,613	12,907,696
Common/collective trust	51,971,989	50,507,449

Total investments, at estimated fair value	68,782,602	63,415,145

Total investments	422,425,403	665,211,399

Receivables:
Employer contributions	4,189,424	5,224,432
Participant contributions	426,106	775,110

Total receivables	4,615,530	5,999,542

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$427,099,294	$671,946,753

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT- RESPONSIVE INVESTMENT CONTRACTS (NOTE 2)	5,046,248	1,302,552

NET ASSETS AVAILABLE FOR BENEFITS	$432,145,542	$673,249,305

See notes to financial statements.

H&R BLOCK RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

For the Year Ended
December 31, 2008
ADDITIONS:
Investment income (loss):
Dividends and interest	$17,643,384
Net depreciation in fair value of investments	(162,887,826)

Total investment income (loss)	(145,244,442)

Contributions:
Employer	20,953,841
Participant	42,470,508
Rollover	1,704,908

Total contributions	65,129,257

Transfers in to plan	55,738,575

Total net additions	(24,376,610)

DEDUCTIONS:
Benefits paid to participants	65,585,161
Administrative expenses	569,593
Transfers out of plan	150,572,399

Total deductions	216,727,153

Decrease in net assets	(241,103,763)

Net assets available for benefits:
Beginning of year	673,249,305

End of year	$432,145,542

See notes to financial statements.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008
1.	DESCRIPTION OF THE PLAN
The following description of the H&R Block Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan sponsored by HRB Management, LLC, which is a wholly owned subsidiary of H&R Block, Inc. (the “Company”) for its employees and the employees of certain of its affiliates. The Plan became effective on January 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the Board of Directors of the Company. The administrative committee is responsible for the general administration of the Plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. Fidelity Management Trust Company (“Fidelity”) is the Plan’s recordkeeper and trustee.
Effective January 1, 2008, Sand Canyon Corporation (“SCC,” formerly Option One Mortgage Corporation (“Option One”)) employees transferred out of the Plan into a new 401(k) plan. As a result of the transaction, participant balances of $150,572,399 were transferred to the new plan. Due to the wind-down and sale of Option One in April 2008, the assets of the Option One Mortgage 401(k) Plan (the “Option One Plan”) were transferred back into the Plan on December 31, 2008. As a result of the transaction, participant balances of $55,738,575 were transferred back into the Plan.
Eligibility
The timing of an employee’s eligibility for participation in the Plan depends on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer matching contributions: (a) nonseasonal employees are automatically enrolled in the Plan beginning the first day of the month following or coinciding with the date they complete 90 “Days of Service,” as such term is defined in the Plan, and (b) seasonal employees are automatically enrolled in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”
Contributions
Participants may make pre-tax contributions from two to fifty percent of their compensation, subject to Internal Revenue Code (“IRC”) limitations. Effective January 1, 2008, participants may make pre-tax contributions up to seventy-five

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008
percent of their compensation, subject to Internal Revenue Code (“IRC”) limitations. Participants age 50 and over may make pre-tax contributions from zero to one-hundred percent of their compensation, subject to Internal Revenue Code limitations. The Company may make discretionary matching contributions of up to one hundred percent of a participant’s contributions, not to exceed five percent of the participant’s compensation. All participant and matching contributions are invested at the participant’s direction. The Company may also elect to make discretionary profit sharing contributions, which would be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2008, the Company contributed $20,953,841 for the matching contribution. No discretionary profit sharing contributions were made during the year ended December 31, 2008.
Vesting
Participant and employer matching contributions, and earnings thereon, are fully vested and nonforfeitable at all times.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty mutual funds, Company common stock, a self-directed brokerage account, and a common/collective trust as investment options for participants. Participants have purchased shares of mutual funds and money market funds through the brokerage account.
Participant Loans
Participant loans must be at least $1,000 and are limited to the lesser of $50,000 less the highest outstanding loan balance in the previous 12 months or fifty percent of the participant’s vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate as published in the Wall Street Journal as of the first day of the month in which the loan is requested plus 1%. Interest rates on participant loans range from 4.0% to 10.5%. Loans are payable over one to five years except for loans for the purchase of a residence, which may be longer. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008
participant’s death, disability, retirement or severance from employment. Distributions are in the form of a lump sum cash payment, unless the participant elects to defer payment.
Forfeited Accounts
At December 31, 2008 and 2007, forfeited accounts totaled $8,670 and $94,655, respectively. These accounts are to be used first to reduce administrative expenses of the Plan, then to reduce Company matching contributions and then to reduce Company profit sharing contributions. During the year ended December 31, 2008, forfeited nonvested accounts of $111,256 were used to pay Plan expenses.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment instruments, including common stock, mutual funds, self-directed brokerage account and a common/collective trust fund. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds, including those in self-directed brokerage accounts, are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Estimated fair value of the H&R Block, Inc. Common Stock fund is determined by the trustee based on the fair market value of the underlying investments within the fund. The common/collective trust is stated at estimated fair value as determined by the issuer of the common collective trust based on the fair market value of the underlying investments. Common/collective trusts with underlying investments in benefit-responsive investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008
value. Participant loans are valued at the outstanding loan balances, which approximate fair value.
Individual participant accounts for the H&R Block, Inc. common stock unitized fund, which is made up of Company common stock and a money market fund, and the SEI Stable Asset Fund are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
The SEI Stable Asset Fund (the “Trust”) is a stable value fund formed to provide for the collective investment of assets of participating tax qualified pension and profit sharing plans and related trusts and governmental plans (or the assets of a governmental unit used to satisfy its obligations under a governmental plan) in guaranteed investment contracts and readily marketable assets in accordance with the investing criteria established by the Declaration of Trust. The Trust primarily invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
In accordance with Financial Accounting Standards Board (“FASB”) Staff Position, AAG INV-1 and SOP No. 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008
Administrative Expenses
All administrative expenses incurred by the Plan are paid by the Plan, except to the extent paid by the Company. To the extent forfeitures are not used to pay administrative expenses of the Plan, such expenses are covered using participant account balances.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $322,488 and $835,761 at December 31, 2008 and 2007, respectively.
New Accounting Pronouncement
The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. FASB Statement No. 157 establishes a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. FASB Statement No. 157 defines fair value as the exchange price that would be received for an asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The effect of the adoption of FASB Statement No. 157 had no impact on the Plan’s statements of net assets available for benefits and statement of changes in net assets available for benefits.
3.	FAIR VALUE MEASUREMENTS
In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; or Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Total	Level 1	Level 2	Level 3
H&R Block, Inc. common stock	$16,810,613	$—	$16,810,613	$—
Mutual funds	336,467,006	336,467,006	—	—
Self-directed brokerage accounts	10,616,867	—	10,616,867	—
Common/collective trust	51,971,989	—	51,971,989	—
Participant loans	6,558,928	—	6,558,928	—

	$422,425,403	$336,467,006	$85,958,397	$—

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008
4.	INVESTMENTS
During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

H&R Block, Inc. common stock fund	$3,164,980
Self-directed brokerage accounts	(8,023,945)
Mutual funds	(158,028,861)

Net depreciation in fair value of investments	$(162,887,826)

The H&R Block, Inc. Common stock fund uses “unit” accounting. As a unitized stock fund, the Common stock Fund holds primarily H&R Block, Inc. common stock and a small percentage of cash and short-term investments, while participants hold units of the fund.
The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
EuroPacific Growth Fund R5	$30,292,542	$64,555,474
Growth Fund of America Class R5	22,273,524	46,935,913
Dodge & Cox Stock Fund	45,028,278	97,300,060
SEI Institutional Mid Cap Growth Fund	*	48,266,445
Vanguard Institutional Index Fund	40,604,049	68,151,562
Vanguard Wellington Fund	126,123,200	185,824,308
SEI Stable Asset Fund	51,971,989	50,507,449
PIMCO Total Return Fund	30,046,758	*

* Investment did not meet five percent of the Plan’s net assets available for benefits in respective year.
5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the recordkeeper and trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, the H&R Block, Inc. common stock fund includes an investment in the common stock of H&R Block, Inc., and therefore, these transactions also qualify as exempt party-in-interest transactions.

6.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008
7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 30, 2007, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the letter. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$432,145,542	$673,249,305
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,046,248)	(1,302,552)
Amounts allocated to withdrawing participants	(322,488)	(835,761)

Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$426,776,806	$671,110,992

For the year ended December 31, 2008, the following is a reconciliation of net income per the financial statements to the Form 5500:

Decrease in Net Assets per the financial statements	$(241,103,763)
Change in fair value for fully benefit responsive investment contracts	(3,743,696)
Change in amounts allocated to withdrawing participants	513,273

Net Loss per Form 5500	$(244,334,186)

For the year ended December 31, 2008, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$65,585,161
Add: Amounts allocated to withdrawing participants at December 31, 2008	322,488
Less: Amounts allocated to withdrawing participants at December 31, 2007	(835,761)

Total distributions to participants per the Form 5500	$65,071,888

H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	(b)
(a)	Description of Investment, Including	(c)	(e)
Identity of Issuer or Borrower,	Maturity Date, Rate of Interest, Collateral,	Shares/Units	Current
Lessor or Similar Party	and Par or Maturity Value	Held	Value
* H&R Block, Inc. Common Stock fund:
H&R Block, Inc.	Common Stock	723,742	$16,443,420
Cash	Cash	367,193	367,193

Mutual funds:
American Funds Group	EuroPacific Growth Fund R5	1,083,812	30,292,542
American Funds Group	Growth Fund of America Class R5	1,089,703	22,273,524
Dodge & Cox Funds	Dodge & Cox Stock Fund	605,463	45,028,278
* Fidelity Freedom Funds	Fidelity Freedom 2000 Fund	32,031	321,910
* Fidelity Freedom Funds	Fidelity Freedom 2005 Fund	4,852	40,712
* Fidelity Freedom Funds	Fidelity Freedom 2010 Fund	56,709	587,506
* Fidelity Freedom Funds	Fidelity Freedom 2015 Fund	158,201	1,354,198
* Fidelity Freedom Funds	Fidelity Freedom 2020 Fund	117,133	1,177,184
* Fidelity Freedom Funds	Fidelity Freedom 2025 Fund	88,440	727,864
* Fidelity Freedom Funds	Fidelity Freedom 2030 Fund	100,132	977,286
* Fidelity Freedom Funds	Fidelity Freedom 2035 Fund	65,134	523,024
* Fidelity Freedom Funds	Fidelity Freedom 2040 Fund	125,275	700,287
* Fidelity Freedom Funds	Fidelity Freedom 2045 Fund	53,783	353,893
* Fidelity Freedom Funds	Fidelity Freedom 2050 Fund	93,193	602,027
* Fidelity Freedom Funds	Fidelity Freedom Income Fund	66,660	637,272
Harbor Funds	Harbor Small Cap Value Fund	996,665	13,215,775
PIMCO Funds	PIMCO Total Return Fund	2,963,191	30,046,758
SEI Investments	SEI Institutional Mid Cap Growth Fund	1,899,883	20,879,717
Vanguard Group	Vanguard Institutional Index Fund	491,932	40,604,049
Vanguard Group	Vanguard Wellington Fund	2,990,119	126,123,200
			(continued)

H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	(b)
(a)	Description of Investment, Including	(c)	(e)
Identity of Issuer or Borrower,	Maturity Date, Rate of Interest, Collateral,	Shares/Units	Current
Lessor or Similar Party	and Par or Maturity Value	Held	Value
Common Collective Trust
SEI Investments	SEI Stable Asset Fund	57,018,237	51,971,989

Self-directed brokerage accounts	BrokerageLink		10,616,867

* Plan participants	Participant Loans, Interest range: 4.0% to 10.5%
	with varying maturity dates through July 2028		6,558,928

Total investments			$422,425,403

Column (d) omitted as cost information is not required for participant-directed assets.

*	Indicates party-in-interest to the Plan.
(concluded)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block Retirement Savings Plan

Date June 29, 2009	Jeffrey T. Brown
Vice President and Corporate Controller
H&R Block, Inc.